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EXHIBIT 99.18
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Contact:    Jerry B. Hook, Ph.D.                   Ronald H. Spair
            President & CEO                        Chief Financial Officer
            Sparta Pharmaceuticals, Inc.           Sparta Pharmaceuticals, Inc.
            (215) 442-1700, ext. 205               (215) 442-1700, ext. 207

FOR IMMEDIATE RELEASE

   Sparta Pharmaceuticals Reports Change in Conversion Price of its Series B'
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                           Convertible Preferred Stock
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         Horsham, PA, August 25, 1997, Sparta Pharmaceuticals, Inc. (Nasdaq:
SPTA, SPTAU, SPTAW, SPTAZ and SPTAL) announced today that the conversion price of its outstanding Series B' Convertible Preferred Stock into shares of Common Stock has been adjusted from $1.50 per share to $.75 per share. This adjustment is made pursuant to the terms of the financing concluded in August 1996 and is effective for conversions of Series B' Convertible Preferred Stock initiated subsequent to August 23, 1997.

         Sparta is a development stage pharmaceutical company engaged in the business of acquiring rights to, and developing for commercialization, technologies and drugs for the treatment of a number of life threatening diseases including cancer, cardiovascular disorders and inflammation. The Company has focused on acquiring compounds that have been previously tested in humans and animals and technologies that may improve the delivery or targeting of previously tested, and in some cases marketed, anticancer agents. Sparta's foundation in cancer chemotherapy has been augmented by the addition of new technology in the rapidly expanding field of serine protease inhibitors. Serine protease inhibitors have wide applications in diverse fields such as inflammation, reperfusion injury and stroke.

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